AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 25, 2026
File No. 333-292314

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[X]
Pre-Effective Amendment No.		[ ]
Post-Effective Amendment No.	1	[X]

(Check appropriate box or boxes)

EA Series Trust
(Exact Name of Registrant as Specified in Charter)

3803 West Chester Pike, Suite 150
Newtown Square, Pennsylvania 19073
(Address of Principal Executive Offices)

(215) 330-4476
(Registrant’s Area Code and Telephone Number)

Michael D. Barolsky
3803 West Chester Pike, Suite 150
Newtown Square, Pennsylvania 19073
(Name and Address of Agent for Service)

Copy to:
Karen Aspinall, Esq.
Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, Kansas 66211

Explanatory Note: This Post-Effective Amendment No. 1 to the EA Series Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Trust’s Registration Statement on Form N-14 filed on December 19, 2025 and the definitive versions thereof filed with the SEC on January 27, 2026 pursuant to Rule 497. This Post-Effective Amendment No. 1 is being filed for the purpose of filing the final tax opinion of Practus, LLP.

PART C

Item 15. Indemnification:
Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.
Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.
The Declaration of Trust provides that any person who is or was a Trustee, officer, employee or other agent, including the underwriter, of such Trust shall be liable to the Trust and its shareholders only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as Disqualifying Conduct) and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the DSTA, these Agents (as defined in the Declaration of Trust) shall not be responsible or liable for any act or omission of any other Agent of the Trust or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than such Trust or its shareholders, for any act, omission or obligation of the Trust or any trustee thereof.
The Trust shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party or is threatened to be made a party to any Proceeding (as defined in the Declaration of Trust) because the person is or was an Agent of such Trust. These persons shall be indemnified against any Expenses (as defined in the Declaration of Trust), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person’s conduct was unlawful. There shall nonetheless be no indemnification for a person’s own Disqualifying Conduct.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Registrant may be required, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court or appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits:

(1)	Copies of the charter of the Registrant as now in effect.

(a)
Agreement and Declaration of Trust of EA Series Trust (the “Registrant”), previously filed as Exhibit 99.a.1 with Pre-Effective Amendment No. 2 to the Registrant’s registration statement on October 17, 2014, is hereby incorporated by reference.

(b)
Restated Certificate of Trust of Alpha Architect ETF Trust, as filed with the office of the Secretary of State of Delaware on April 21, 2022, previously filed as Exhibit 99.a.4 with Post-Effective Amendment No. 120 to the Registrant’s registration statement on May 13, 2022, is hereby incorporated by reference.

(2)	Copies of the existing bylaws or corresponding instruments of the Registrant.

	(a)	By-laws of the Registrant, previously filed as Exhibit 99.b.1 with Pre-Effective Amendment No. 2 to the Registrant’s registration statement on October 17, 2014, is hereby incorporated by reference.

(b)
Amended By-laws of the Registrant, previously filed as Exhibit 99.b with Post-Effective Amendment No. 275 to the Registrant’s registration statement on September 28, 2023, is hereby incorporated by reference.

(3)	Copies of any voting trust agreement affecting more than 5 percent of any class of equity securities of the Registrant.

	(a)	Not Applicable

(4)	Copies of the agreement of acquisition, reorganization, merger, liquidation and any amendments to it.

	(a)	Form of Agreement and Plan of Reorganization, previously filed as Exhibit A to the Registrant's registration statement on Form N-14 on December 19, 2025, is hereby incorporated by reference.

(5)
Copies of all instruments defining the rights of holders of the securities being registered, including copies, where applicable, of the relevant portion of the articles of incorporation or by-laws of the registrant.

(a)	Agreement and Declaration of Trust

(i)	Article III: Shares

(ii)	Article V: Shareholders’ Voting Powers and Meetings

(iii)	Article VI: Net Asset Value; Distributions; Redemptions; Transfers

(iv)	Article VIII: Certain Transactions, Section 4

(v)	Article X: Miscellaneous, Section 4

(b)	By-Laws

(i)	Article II: Meetings of Shareholders

(ii)	Article VI: Records and Reports, Sections 1, 2, and 3

(iii)	Article VII: General Matters, Sections 3, 4, 6, and 7

(iv)	Article VIII: Amendments, Section 1

(6)	Copies of all investment advisory contracts relating to the management of the assets of the registrant.

(a)	Investment Advisory Agreement dated November 11, 2024, previously filed as Exhibit (d)(79) with PEA 399 on November 21, 2024, is hereby incorporated by reference.
	(i)	Amended Schedule A dated October 10, 2025, previously filed as Exhibit (d)(1)(i)(A) with PEA 543 on October 17, 2025, is hereby incorporated by reference.
(b)
Investment Sub-Advisory Agreement dated June 6, 2025, with respect to the Towle Value ETF (TCV), previously filed as Exhibit (d)(114) with PEA 513 on July 11, 2025, is hereby incorporated by reference.

(7)	Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers.

(a)	Distribution Agreement dated August 1, 2025, previously filed as Exhibit (e)(3)(i) with PEA 529 on September 10, 2025, is hereby incorporated by reference.
(i) Amendment No. 2 to the Distribution Agreement, dated October 17, 2025, previously filed as Exhibit (e)(3)(i)(A) with PEA 544 on October 22, 2025, is hereby incorporated by reference.
(b)	Form of Authorized Participant Agreement, previously filed as Exhibit (e)(3)(ii) with PEA 529 on September 10, 2025, is hereby incorporated by reference.

(8)
Copies of all bonus, profit sharing, pension or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the Registrant in their capacity as such. Furnish a reasonably detailed description of any plan that is not set forth in a formal document.

Not Applicable.

(9)
Copies of all custodian agreements and depository contracts under Section 17(f) of the Investment Company Act [15 U.S.C. 80a-17(f)], for securities and similar investments of the Registrant, including the schedule of remuneration.

(a)
Custody Agreement between the Registrant and U.S. Bank National Association, previously filed as Exhibit 99.g.1 with Pre-Effective Amendment No. 2 to the Registrant’s registration statement on October 17, 2014, is hereby incorporated by reference.

(i)
Thirtieth Amendment and Amended Exhibit C to the Custody Agreement between the Registrant and U.S. Bank National Association, previously filed as Exhibit 99.g(1)(i) with Post-Effective Amendment No. 254 to the Registrant’s registration statement on July 21, 2023, is hereby incorporated by reference.

	(ii)	Fiftieth Amendment and Amended Exhibit B, previously filed as Exhibit (g)(1)(ii) with PEA 547 on October 24, 2025, is hereby incorporated by reference.

(10)
Copies of any plan entered into by registrant pursuant to Rule 12b-1 under the Investment Company Act [17 CFR 270.12b-1] and any agreements with any person relating to implementation of the plan, and copies of any plan entered into by Registrant pursuant to Rule 18f-3 under the Investment Company Act [17 CFR 270.18f-3], any agreement with any person relating to implementation of the plan, any amendment to the plan, and a copy of the portion of the minutes of the meeting of the Registrant’s directors describing any action taken to revoke the plan.

(a)	12b-1 Plans

(i) Amended Schedule I to the Distribution Plan, previously filed as Exhibit (m)(1)(i) with PEA 555 on November 21, 2025, is hereby incorporated by reference.

(b)	Rule 18f-3 Plans – Not Applicable

(11)	An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable.

	(a)	Legal Opinion of Practus LLP, previously filed as Ex 99.(11).(a) to the Registrant's registration statement on Form N-14 on December 19, 2025, is hereby incorporated by reference.

(12)
An opinion and consent to their use, of counsel or, in lieu of an opinion, a copy of the revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to shareholders discussed in the prospectus.

	(a)	Tax Opinion of Practus, LLP – filed herewith.

(13)	Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the registration statement.

(a)
Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, previously filed as Exhibit 99.h.1 with Pre-Effective Amendment No. 2 to the Registrant’s registration statement on October 17, 2014, is hereby incorporated by reference.

(i)
Thirtieth Amendment and Amended Exhibit B to the Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp, previously filed as Exhibit 99.h(1)(i) with Post-Effective Amendment No. 254 to the Registrant’s registration statement on July 21, 2023, is hereby incorporated by reference.

(ii)	Fifty-third Amendment and Amended Exhibit A, previously filed as Exhibit (h)(1)(ii) with PEA 591 on March 13, 2026.

(b)
Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, previously filed as Exhibit 99.h.2 with Pre-Effective Amendment No. 2 to the Registrant’s registration statement on October 17, 2014, is hereby incorporated by reference.

(i)
Thirtieth Amendment and Amended Exhibit C to the Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, previously filed as Exhibit 99.h(2)(i) with Post-Effective Amendment No. 254 to the Registrant’s registration statement on July 21, 2023, is hereby incorporated by reference.

	(ii)	Fifty-third Amendment and Amended Exhibit A, previously filed as Exhibit (h)(2)(ii) with PEA 591 on March 13, 2026.

(c)
Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, previously filed as Exhibit 99.h.3 with Pre-Effective Amendment No. 2 to the Registrant’s registration statement on October 17, 2014, is hereby incorporated by reference.

(i)
Thirtieth Amendment and Amended Exhibit B to the Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, previously filed as Exhibit 99.h(3)(i) with Post-Effective Amendment No. 254 to the Registrant’s registration statement on July 21, 2023, is hereby incorporated by reference.

(ii)
Thirtieth Amendment and Amended Exhibit B to the Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, previously filed as Exhibit 99.h(3)(i) with Post-Effective Amendment No. 254 to the Registrant’s registration statement on July 21, 2023, is hereby incorporated by reference.

(14)	Copies of any other opinions, appraisals or rulings, and consents to their use relied on in preparing the registration statement and required by Section 7 of the 1933 Act [15 U.S.C. 77g].

(a)	Consent of Tait, Weller & Baker LLP, previously filed as Ex 99.(14).(a). to the Registrant's registration statement on Form N-14 on December 19, 2025, is hereby incorporated by reference.
(15)	All financial statements omitted pursuant to Item 14.1.

Not Applicable.

(16)	Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the registration statement.

(a) Power of Attorney, previously filed as Exhibit (q)(1) with PEA 493 on May 30, 2025, is hereby incorporated by reference.

(17)	Additional Exhibits
(a) Form of Proxy Card, previously filed as Ex 99.(17).(a) to the Registrant's registration statement on Form N-14 on December 19, 2025, is hereby incorporated by reference.

Item 17. Undertakings

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)
The undersigned Registrant agrees to file by Post-Effective Amendment the executed opinion of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement has been signed on behalf of the Registrant in the Village of Oak Park, State of Illinois, on March 25, 2026.

EA SERIES TRUST

By: /s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title

*Wesley R. Gray	Trustee and President (principal executive officer)
Wesley R. Gray

*Sean R. Hegarty	Treasurer (principal financial officer)
Sean R. Hegarty

*Daniel Dorn	Trustee
Daniel Dorn

*Michael Pagano	Trustee
Michael Pagano

*Emeka Oguh	Trustee
Emeka Oguh

*By:	/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Attorney-in-Fact
* (Pursuant to Power of Attorney previously filed with Post-Effective Amendment No. 493 to the Registrant’s registration statement on May 30, 2025.)

Exhibit Index

Exhibit No.	Description

EX-99.12.a	Tax Opinion of Practus, LLP